Exhibit 99.2

KORNIT DIGITAL LTD.

PROXY FOR 2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 31, 2026

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Assaf Zipori, Yair Gerber and Aviv Avidan Shalit, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares of Kornit Digital Ltd. (the “Company”) held of record in the name of the undersigned at the close of business on Monday, July 20, 2026, at the 2026 Annual General Meeting of Shareholders (the “Meeting”) to be held at the executive offices of the Company, 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin, 4809246, Israel, on Monday, August 31, 2026 at 12:00 p.m. (Israel time), and at any and all adjournments or postponements thereof, on the matters listed on the reverse side, which are more fully described in the Notice of 2026 Annual General Meeting of Shareholders of the Company (the “Notice”) and accompanying Proxy Statement relating to the Meeting (the “Proxy Statement”).

The undersigned acknowledges receipt of the Notice and the Proxy Statement.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any proposal, this proxy will be voted FOR each such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof.

NOTE: BY EXECUTING AND SUBMITTING THIS PROXY CARD, YOU ARE DEEMED TO CONFIRM THAT YOU ARE NOT A CONTROLLING SHAREHOLDER AND DO NOT HAVE A CONFLICT OF INTEREST (REFERRED TO AS A “PERSONAL INTEREST” UNDER THE ISRAELI COMPANIES LAW, 5759-1999) IN THE APPROVAL OF PROPOSAL 2 (AS DESCRIBED ON THE REVERSE SIDE).

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

KORNIT DIGITAL LTD.

August 31, 2026

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in envelope.↓

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THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH PROPOSAL LISTED BELOW.

Please sign, date and return promptly in the enclosed envelope.

please mark your vote in blue or black ink as shown here ☒

Directions Regarding Proposal 2 BY EXECUTING AND SUBMITTING THIS PROXY CARD, YOU ARE DEEMED TO CONFIRM THAT YOU ARE NOT A CONTROLLING SHAREHOLDER AND DO NOT HAVE A CONFLICT OF INTEREST (REFERRED TO AS A “PERSONAL INTEREST” UNDER THE ISRAELI COMPANIES LAW) IN THE APPROVAL OF PROPOSAL 2.	1.

Re-election or initial-election (as applicable) of each of:

1(a) Naama Halevi Davidov

1(b) Gabi Seligsohn

1(c) Nick Beighton

for a three-year term, as a Class II director of the Company, until the Company’s annual general meeting of shareholders in 2029 and until his or her successor is duly elected and qualified

			FOR ☐ ☐ ☐	AGAINST ☐ ☐ ☐	ABSTAIN ☐ ☐ ☐

If you believe that you, or a related party of yours, has such a conflict of interest, or if you are a controlling shareholder, and you wish to participate in the vote on Proposal 2, you should contact Yair Gerber at yair.gerber@kornit.com, who will instruct you how to submit your vote. In that case, your vote will count towards or against the ordinary majority required for the approval of Proposal 2, but will not count towards or against the special majority required for the approval of that proposal.	2.	Adoption of a renewed compensation policy for the Company’s office holders (as defined in the Israeli Companies Law, 5759-1999)	☐	☐	☐
	3.

Re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2026 and for the additional period until the Company’s 2027 annual general meeting of shareholders, and authorization of the Company’s board of directors (with power of delegation to the audit committee thereof) to fix such accounting firm’s annual compensation

			☐	☐	☐
To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.					☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.